FundCore Institutional Income Trust Inc.

One World Financial Center, 30th Floor

New York, NY 10281

(212) 909-5897

October 18, 2010

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Esq.

RE:	FundCore Institutional Income Trust Inc.
Amendment No. 4 to Registration Statement on Form S-11
(File No. 333-167420)

Ladies and Gentlemen:

This letter replaces the previous acceleration request submitted by FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”) on October 5, 2011. Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company, respectfully requests that the effective date of its Registration Statement on Form S-11, (File No. 333-167420) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. New York City time on Wednesday, October 20, 2010 or as soon as practicable thereafter.

As requested in the comment letter of the Commission, dated September 27, 2010, the Company hereby acknowledges that (i) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Phyllis G. Korff of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2694 and that such effectiveness be confirmed in writing and delivered to the same by fax at (917) 777-2694.

Very truly yours, FundCore Institutional Income Trust Inc.

By:	/s/ Steven A. Ball
Name:	Steven A. Ball
Title:	President and Chief Investment Officer